UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IWEB, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8/6 Soi Patanakarn 30, Patanakarn Road
Address of Principal Executive Office (Street and Number)

Suan Luang, Bangkok, Thailand
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ratanaphon Wongnapachant	662	319 0197 - 99
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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IWEB, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Wai Hok Fung
Wai Hok Fung
	Title:	President

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Anticipated Changes

We anticipate that we will report the following significant changes in the results of operations from the same period of the last fiscal year:

Revenues and cost of revenue. Revenue is principally comprised of provision of WiFi network devices and facilities services, and represents the fair value of the consideration received or receivable for the provision of services in the ordinary course of our activities and is recorded net of value-added tax ("VAT").

OBON Thailand’s revenues for the three months ended March 31, 2021 of $962 was derived from a single customer. We did not recognize any revenue or associated cost of revenues for the three months ended March 31, 2020.

General and administrative expenses. Our general and administrative expenses for the three months ended March 31, 2021 was $225,663, including costs associated with our personnel of $57,196, $125,502 of which were audit and professional fees and $33,031 of which were rental expenses.

Our general and administrative expenses for the three months ended March 31, 2020 was $307,110, including costs associated with our personnel of $58,780, R&D expenses of $57,371, audit and professional fees of $119,511 and office rentals of $33,009.

Finance cost. In the fourth quarter of 2019, OBON Thailand obtained a short-term loan of $0.9 million, repayable on demand. Finance cost was $63,588 and $64,913 for the three months ended March 31, 2021 and 2020.

Other expense. Our other expense for the three months ended March 31, 2021 and 2020 was $76,902 and $196,436, respectively, which was partially related to exchange differences. Although a majority of total revenues, payroll and other operating expenses are incurred and paid by our VIE in Thailand in Thai baht, its payment of R&D services provided by Digiwork Korea is required to be made in U.S. dollars. During 2018, the final payment of $1,000,000 was paid by Enigma BVI to Digiwork Korea in connection with the agreement between those entities. As of March 31, 2021 and December 31 2020, our VIE in Thailand owed Enigma BVI $849,998 and $1,000,000 respectively for such R&D service fees paid by Enigma BVI.

Net loss. As a result of the above, we recorded a net loss of $365,743 and $568,459 for the three months ended March 31, 2021 and 2020, respectively.

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